UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2021
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: October 26, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Proudly Deepens its Commitment to Sustainability
by Signing “The Climate Pledge”

MONTREAL, QUEBEC and SARASOTA, FLORIDA - October 26, 2021 - Intertape Polymer Group Inc. (“IPG” or the “Company”), a leading manufacturer of tapes, films and protective packaging announced its signing of “The Climate Pledge”. Aligning the Company to the goals outlined in The Climate Pledge fits well with IPG’s commitment to sustainability and its ongoing efforts to continually improve its processes, the communities in which it operates and ultimately, the planet we all call home. The Climate Pledge is a commitment co-founded by Amazon and Global Optimism to be net-zero carbon by 2040.

“Signing on to The Climate Pledge is an important step in our sustainability journey at IPG, as we join more than 200 companies with a similar vision of net zero carbon by 2040,” said Greg Yull, President and CEO of IPG. “The climate crisis is real and it is only through strong commitments and actions towards decarbonization from business, policymakers and society that will we be able to right the ship. By signing the pledge, IPG is demonstrating its commitment to play its part.”

“The commitment has obligations that we feel represent fundamental elements of our sustainability efforts,”said Jay Bolus, VP of Sustainability at IPG. “These obligations include; to measure and report greenhouse gas emissions on a regular basis, to implement decarbonization strategies in line with the Paris Agreement through real business changes and innovation, including efficiency improvements, use of renewable energy, material reductions and other carbon emission elimination strategies as well as to neutralize any remaining emissions with additional, quantifiable, real, permanent, and socially-beneficial offsets to achieve net-zero annual carbon emissions by 2040.”

As a further part of its commitment to sustainability, the Company continues to certify strategic products through the Cradle to Cradle Certified® Products Program (“C2C”), including water activated tape, the complete line of clear pressure sensitive tapes, both stretch and shrink films and the Company’s structure membranes. In addition, IPG continues to invest in solutions designed to reduce the amount of single use plastics used in the e-commerce channel. To that end, an entire line of curbside recyclable products have been assembled under the Curby® brand. One such product is the Curby mailer, a 100% paper C2C certified, cushioning mailer as an alternative to the conventional plastic bubble mailers in the e-commerce supply chain. Accompanying the Curby mailer are a series of C2C certified void fill and cushioning products all of which are made from paper and are designed to be recycled with all other domestic curbside recycling pick ups. Adding to the line is a complete offering of paper blocking and bracing solutions with the accompanying dispenser machines.

As signatory to The Climate Pledge, IPG joins more than 200 businesses and organizations committed to achieving net-zero carbon emissions by 2040 or sooner.

To learn more about IPG’s ongoing commitment to sustainability, visit the IPG sustainability page at https://www.itape.com/en/sustainability.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure-sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,700 employees with operations in 32 locations, including 21 manufacturing facilities in North America, five in Asia and one in Europe.

For more information about IPG, visit www.itape.com.

About The Climate Pledge

In 2019, Amazon and Global Optimism co-founded The Climate Pledge, a commitment to reach the Paris Agreement 10 years early and be net-zero carbon by 2040. Now, 201 organizations have signed The Climate Pledge, sending an important signal that there will be rapid growth in demand for products and services that help reduce carbon emissions.

For more information, visit www.theclimatepledge.com.

FOR FURTHER INFORMATION CONTACT:
Jay Bolus
VP Sustainability
Intertape Polymer Group
(T) 434-284-3978
(E) jbolus@itape.com